Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: March 2, 2021

Cheddar TV

Interview Between Jill Wagner of Cheddar TV and Rich Riley, Co-CEO of Origin Materials

Friday, February 26, 2021, 11:00 AM Eastern

PARTICIPANTS

Jill Wagner—Cheddar TV

Rich Riley—Co-CEO, Origin Materials

Jill Wagner

Welcome to Cheddar’s Opening Bell. The fight against climate change has reached the highest levels of our national conversation, but it’s going to need more than just talking about the issue to actually fix the problem. The solution takes action and resources.

To that end, the company Origin Materials is working to facilitate the economic change to a more sustainable model; the company also on a verge of going public via a SPAC. And joining us to discuss is Origin Materials co-CEO, Rich Riley. Rich, great to have you on. Tell us a bit more about the philosophy behind Origin Materials and what your company is trying to accomplish.

Rich Riley

Yes. Thanks for having me, Jill. We’ve spent 12 years developing a disruptive one of a kind technology that converts sustainable plant-based feedstocks into a wide range of materials, including plastics. And the game changer is really that the materials are carbon negative, cost competitive with petroleum products, and fully recyclable. So, we’re trying to help companies meet their net zero carbon pledges.

Jill Wagner

So, what prompted your decision to go public? And why did you decide to do it via a SPAC instead of a traditional IPO?

Rich Riley

So, we’ve had a lot of investors tell us that this is the kind of deal that a SPAC was meant for, a proven disruptive technology, incredible customer demand, and a need for a relatively large amount of capital to build the facilities to satisfy that demand. And so, the SPAC process let’s us raise about $900 million very quickly and get to market and help our customers meet their net zero goals.

Jill Wagner

So, how does it work? Do specific companies like toymakers, I know that your material can be used--it’s pretty diverse. It could be used for things like toys. Do they come to you and ask for the technology? What is your relationship with consumer producers—consumer product producers?

Rich Riley

Yes. So, we have a wide range of relationships with companies around the world who are seeking to transition their supply chains from fossil-based materials to sustainable materials and reduce their carbon footprints. And so, we work with companies like Nestle, Danone, and Pepsi, who have extensively tested our materials and are investors in the company, and are having conversations with a wide range of companies from automotive to toys to textiles. It’s a trillion dollars of materials that need to make this transition, and we’re working with a lot of companies to make that happen.

Jill Wagner

It feels like every day we’re reporting on another company saying that they want to go carbon neutral, but the years that the goal is really vary. It’s anything from 2027, some say by 2050. Do you think that private companies are doing enough? And do you think that the government really needs to be behind this?

Cheddar TV, Jill Wagner Interview with Rich Riley

Friday, February 26th, 2021, 11:00 AM Eastern

1

Rich Riley

So, we’ve seen a lot of action from governments. The Paris Climate Accord is a big one that calls for removing over 40 gigatons of annual CO2 emissions. So, governments around the world have acknowledged this and are taking action. There’s been a tsunami of corporate net zero pledges, as you mentioned.

And as they go on that net zero journey, they quickly realize that renewable power and transportation are only about half of the emissions, and the other half is from products that are made and materials. And that’s where companies like us come in to help them decarbonize their supply chain, which is critical to help them meet those goals.

Jill Wagner

Origin Materials of course tackling this enormous problem of carbon in our modern world. So, depending on what estimate you go by, anywhere from 100 billion to 1 trillion tons of carbon need to be removed. So, again, is this something it’s just going to be private companies working with the governments to do this? Because it seems like it’s a priority or important to most people now, but how do we fix it?

Rich Riley

Yes. So, I think it’s going to be an all of the above type approach. So, governments are taking action, setting their own net zero pledges. The EU and recently Japan have set those kind of goals and are implementing various incentives and penalties to encourage companies and everyone to go carbon neutral.

And companies get it, and CEOs are realizing that their employees and their shareholders and their customers want them to be mindful of their impact on the climate and to get to net zero. And that’s why you see these incredible announcements. Almost every week there’s a new one, and some are even moving their original dates in and truly working aggressively to meet these goals. So, it’s going to take government, public companies, private companies, and really consumers and all of us to make this happen.

Jill Wagner

All right. Well, congratulations on going public and thank you so much for coming on. Origin Materials co-CEO Rich Riley, really appreciate your time.

Cheddar TV, Jill Wagner Interview with Rich Riley

Friday, February 26th, 2021, 11:00 AM Eastern

2

About Artius

Artius Acquisition Inc. (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chairman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC. For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials (“Origin”) is the world’s leading carbon negative materials company. Origin’s mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin’s patented drop-in core technology, cost-competitive economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin’s first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade. For more information, visit www.originmaterials.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Origin and Artius (such proposed combination, the “proposed transaction”), In connection with the proposed transaction, Artius will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Artius’s common stock in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Artius through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215 New York, New York 10019. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Artius’s and Origin’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Artius’s securities, (ii) the risk that the transaction may not be completed by Artius’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger and Reorganization, by and between Artius Acquisition Inc., Zero Carbon Merger Sub Inc. and Micromidas, Inc., dated as of February [•], 2021 (the “Merger Agreement”) by the shareholders of Artius and Origin, the satisfaction of the minimum trust account amount following redemptions by Artius’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Origin’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Origin and potential difficulties in Origin employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Origin or against Artius related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of Artius’s securities on a national securities exchange, (x) the price of Artius’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Artius plans to operate or Origin operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to manage rapid growth effectively, including completion of construction of facilities and beginning production in commercial quantities, (xiii) the maintenance, expansion and refurbishment of Origin’s facilities, the construction of new facilities and the development and implementation of new manufacturing processes, which may have an adverse effect on the combined company’s results of operations and financial condition, (xiv) the ability to discover, develop and protect new technologies and to protect and enforce Origin’s or Artius’s intellectual property rights, (xv) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xvi) the fact that Origin is an early stage company with a history of losses and its future profitability is uncertain, (xvii) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers (xviii) compliance with extensive environmental, health and safety laws could require material expenditures, changes in operations or site remediation, (xix) the risk of downturns and a changing regulatory landscape in the highly competitive industry, (xx) risks relating to the value of the Artius’s shares to be issued in the transaction and uncertainty as to the long-term value of Artius’s common stock, (xxi) disruptions and other impacts to Origin’s business as a result of the COVID-19 pandemic and other global health or economic crises, (xxii) the amount of redemption requests made by Artius’s stockholders, (xxiii) those factors discussed in Artius’s final prospectus filed with the SEC on July 15, 2020 under the “Risk Factors” heading, and other documents Artius has filed, or will file, with the SEC and (xxiii) other risks to Artius’s and Origin’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for Origin or Artius, adversely impact demand or production; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by Artius. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of Artius’s subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of Artius would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Artius’s or Origin’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Artius nor Origin assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Artius, Origin and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in Artius’s final prospectus filed with the SEC on July 15, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available.

Artius Contact Information

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668